UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

PRO-PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

74267T109

(CUSIP Number)

Rod D. Martin

1099 Forest Lake Terrace

Niceville, FL 32578

 Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

February 12, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74267T109

1. Names of Reporting Persons. 10X Fund, L.P. 10X Capital Management, LLC
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) x (b)
3. SEC Use Only
4. Source of Funds (See Instructions) WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 14,400,000 shares of Common Stock[1],[2]
8. Shared Voting Power N/A
9. Sole Dispositive Power 14,400,000 shares of Common Stock[1]
10. Shared Dispositive Power N/A
11. Aggregate Amount Beneficially Owned by Each Reporting Person 14,400,000
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) X2

13. Percent of Class Represented by Amount in Row (11) 23.06%
14. Type of Reporting Person (See Instructions) IN

This Amendment No. 1 to Scheduled 13D is being filed on behalf of the undersigned to amend that Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on October 30, 2007, relating to shares of Common Stock, par value $0.001 per share (the “Common Stock”) and shares of Series B-1 Convertible Preferred Stock, par value $0.01 per share (the “Series B-1 Preferred Stock”), of Pro-Pharmaceuticals, Inc., a Nevada corporation (the “Issuer”).  The Issuer’s principal executive offices are located at 7 Wells Avenue, Newton, Massachusetts.

ITEM 2. IDENTITY AND BACKGROUND

(a)

Name:  10X Fund, L.P.

(b)

State of organization:  Delaware

(c)

Principal business:  Private investment fund

(d)

Address of principal office:  1099 Forrest Lake Terrace, Niceville, FL 32578

(e)

During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(f)

During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(a)

Name:  10X Capital Management, LLC

(b)

State of organization:  Florida

(c)

Principal business:  General Partner of 10X Fund, L.P.

(d)

Address of principal office:  1099 Forrest Lake Terrace, Niceville, FL 32578

(e)

During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(f)

During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On February 12, 2009, 10X Fund, L.P. entered into a Stock Purchase Agreement between 10X Fund and Issuer (the “Purchase Agreement”) pursuant to which 10X Fund purchased, and Issuer sold, (a) 900,000 shares of Series B-1 Preferred Stock (which are convertible into 3,600,000 shares of Common Stock), (b) a Class A-1 warrant exercisable to purchase 1,800,000 shares of Common Stock at an exercise price of $0.50 per share, (c) a Class A-2 warrant exercisable to purchase 1,800,000 shares of Common Stock at an exercise price of $0.50 per share, and (d) a Class B warrant exercisable to purchase 7,200,000 shares of Common Stock at an exercise price of $0.50 per share (collectively, the “Initial Closing Shares”).  The purchase price paid by 10X Fund, L.P. to Issuer for the Initial Closing Shares at the initial closing was $1,800,000.  10X Capital Management, LLC, in its capacity as the general partner of 10X Fund, L.P., may be deemed to have indirect beneficial ownership of all or a portion of the securities owned by 10X Fund, L.P.

ITEM 4. PURPOSE OF TRANSACTION

The Reporting Person acquired its interests in the Issuer for investment purposes.  The Reporting Person intends to monitor and evaluate its investment in such interest on a continuing basis.

In addition to acquiring the Initial Closing Shares pursuant to the Purchase Agreement, 10X Fund, L.P. may also purchase, at one or more additional closings, (a) 2,100,000 shares of Series B-2 Convertible Preferred Stock, par value $0.01 per share, of Issuer (which are convertible into 8,400,000 shares of Common Stock), (b) Class A-1 warrants exercisable to purchase 4,200,000 shares of Common Stock at an exercise price of $0.50 per share, (c) Class A-2 warrants exercisable to purchase 4,200,000 shares of Common Stock at an exercise price of $0.50 per share, and (d) Class B warrants exercisable to purchase 16,800,000 shares of Common Stock at an exercise price of $0.50 per share (collectively, the “Subsequent Closing Shares”).  Under the Purchase Agreement, the additional closings to consummate the purchase of the Subsequent Closing Shares shall occur on or before Jun 11, 2009; provided, however, that such date shall be automatically extended until August 10, 2009 upon the occurrence of certain events specified in the Purchase Agreement.  10X Fund, L.P. has not consummated any additional closings as of the date hereof.   If 10X Fund, L.P. consummates the purchase of any of these additional securities, the Reporting person may be deemed to have indirect beneficial ownership of all or a portion of such securities.

Under the terms of the Series B-1 Preferred Stock and Series B-2 Preferred Stock, as set forth in the Certificate of Designation of Preferences, Rights and Limitations of such securities, 10X Fund, L.P. is permitted to (a) vote together as a separate class to elect two (2) members of the Issuer’s Board of Directors and (b) nominate two (2) additional members of the Issuer’s Board of Directors, such additional nominees shall be subject to election by all shares of voting stock entitled to vote on matters put before the holders of Common Stock.  The number of members of Issuer’s Board of Directors elected by 10X Fund, L.P. voting as a separate class shall be increased to three (3) when 10X Fund, L.P. consummates the purchase of all Subsequent Closing Shares.

Depending upon its assessment of the Issuer from time to time, the Reporting Person may change its present intentions as stated above or dispose of some or all of the interests of the Issuer held by 10X Fund, L.P. in the open market, in privately negotiated transactions, to third parties or otherwise, and may sell such shares to one or more purchasers.  Although the foregoing represents the range of activities presently contemplated by the Reporting Person with respect to its interests in the Issuer, the possible activities of the Reporting Person may change from time to time.

Except as set forth in this Item 4 and elsewhere in this Statement, the Reporting Person does not have any plans or proposals which related to or would result in any of the actions specified in Schedule 13D, and the Reporting Person reserves the right to change its intentions with respect to any of the foregoing at any time without notice.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) Aggregate number and percentage of beneficially owned Common Stock: 14,400,000; 26.06%3,4

(b) Aggregate number of beneficially owned shares of Common Stock with:

Sole power to vote or direct the vote:  14,400,0004

Shared power to vote or direct the vote: N/A

Sole power to dispose or direct the disposition: 14,400,0004

Shared power to dispose or direct the disposition: N/A

(c) Transactions effected during the last sixty (60) days or since the most recent filing on Schedule 13D:

On February 12, 2009, 10X Fund, L.P. purchased, and Issuer sold, pursuant to the Purchase Agreement, (i) 900,000 shares of Series B-1 Preferred Stock (which are convertible into 3,600,000 shares of Common Stock), (ii) a Class A-1 warrant exercisable to purchase 1,800,000 shares of Common Stock at an exercise price of $0.50 per share, (iii) a Class A-2 warrant exercisable to purchase 1,800,000 shares of Common Stock at an exercise price of $0.50 per share, and (iv) a

Class B warrant exercisable to purchase 7,200,000 shares of Common Stock at an exercise price of $0.50 per share.  The purchase price paid by 10X Fund, L.P. to Issuer for such securities was $1,800,000.  10X Capital Management, LLC is the general partner of 10X Fund and may be deemed to have indirect beneficial ownership of all or a portion of the securities owned by 10X Fund, L.P.

(d) Name of any other person known to have the right to receive or power to direct dividends from, or the proceeds from the sale of the foregoing securities:

James Czirr and Rod D. Martin are co-managing members of 10X Capital Management, LLC, the general partner of 10X Fund, L.P.

(e) N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than as set forth in the Purchase Agreement, the Certificate of Designation of Preferences, Rights and Limitations of Series B-1 Convertible Preferred Stock and Series B-2 Convertible Preferred Stock, the Class A-1 Common Stock Purchase Warrant,  the Class A-2 Common Stock Purchase Warrant, the Class B Common Stock Purchase Warrant, the Registration Rights Agreement between Issuer and 10X Fund with respect to the shares of Common Stock into which the foregoing securities may convert or issued upon exercise, and an Escrow Agreement among Issuer, 10X Fund, L.P. and Investment Law Group of Gillett Mottern & Walker, LLP, as escrow agent, pursuant to which a Promissory Note issued by the Issuer in favor of 10X Fund, L.P. and a Security Agreement between the Issuer and 10X Fund, L.P. are being held in escrow, there are no contracts, arrangements, understandings or relationships (legal or otherwise), among the persons named in Item 2 and between such persons and any person with respect to the securities of Issuer, including but not limited to transfer of voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profit, division of profits or loss, of the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

The following items are hereby incorporated by reference from the Issuer’s forms noted below:

Securities Purchase Agreement dated February 12, 2009 between Pro-Pharmaceuticals, Inc. and 10X Fund, L.P.	Incorporated by reference from Exhibit 10.1 to the Issuer’s Form 8-K filed on February 17, 2009
Certificate of Designation of Preferences, Rights and Limitations of Series B-1 Convertible Preferred Stock and Series B-2 Convertible Preferred Stock	Incorporated by reference from Exhibit 3.1 to the Issuer’s Form 8-K filed on February 17, 2009

Form of Class A-1 Common Stock Purchase Warrant	Incorporated by reference from Exhibit 4.1 to the Issuer’s Form 8-K filed on February 17, 2009

Form of Class A-2 Common Stock Purchase Warrant	Incorporated by reference from Exhibit 4.2 to the Issuer’s Form 8-K filed on February 17, 2009
Form of Class B Common Stock Purchase Warrant	Incorporated by reference from Exhibit 4.3 to the Issuer’s Form 8-K filed on February 17, 2009

Registration Rights Agreement dated February 12, 2009 between the Issuer and 10X Fund, L.P.	Incorporated by reference from Exhibit 10.5 to the Issuer’s Form 8-K filed on February 17, 2009

Promissory Note dated February 12, 2009 issued by the Issuer in favor of 10X Fund, L.P.	Incorporated by reference from Exhibit 10.2 to the Issuer’s Form 8-K filed on February 17, 2009

Security Agreement dated February 12, 2009 between the Issuer and 10X Fund, L.P.

Escrow Agreement dated February 12, 2009 among Pro-Pharmaceuticals, Purchaser and Investment Law Group of Gillett, Mottern & Walker, LLP, as Escrow Agent

Incorporated by reference from Exhibit 10.3 to the Issuer’s Form 8-K filed on February 17, 2009 Incorporated by reference from Exhibit 10.4 to the Issuer’s Form 8-K filed on February 17, 2009

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 10, 2009

_______________________

Date

10X FUND, L.P., a Delaware limited partnership

By:  10X Capital Management, LLC, a Florida limited liability company, its General Partner

/s/ Rod D. Martin

By: ______________________________

Name:  Rod D. Martin

Title:  Managing Member

10X CAPITAL MANAGEMENT, LLC, a Florida limited liability company

/s/ Rod D. Martin

By:_______________________________

Name:  Rod D. Martin

Title:  Managing Member

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Footnotes

1 10X Capital Management, LLC, a Florida limited liability company, is the General Partner of 10X Fund, L.P., a Delaware limited partnership.  10X Fund, L.P. is the registered holder of three (3) warrants to purchase an aggregate of 10,800,000 shares of the Issuer’s common stock (“Common Stock”) at an exercise price of $0.50 per share.  Each of the warrants is exercisable at any time prior to their expiration on February 12, 2014 and two (2) of the warrants, which may be exercised to purchase an aggregate of 3,600,00 shares of Common Stock, may be called by the Issuer upon the occurrence of certain conditions.  10X Fund, L.P. is also the registered holder of 900,000 shares of the Issuer’s Series B-1 Convertible Preferred Stock, which shares are convertible into 3,600,000 shares of Common Stock, subject to customary adjustments.  As such, 10X Capital Management, LLC, as the general partner of 10X Fund, L.P., may be deemed to have indirect beneficial ownership of all or a portion of the securities owned by 10X Fund, L.P.

2 This number excludes certain warrants and shares of the Issuer’s Series B-2 Preferred Stock that 10X Fund, L.P. may acquire under the Securities Purchase Agreement dated February 12, 2009 pursuant to which 10X Fund, L.P. acquired the securities described in Note 1 above.  Pursuant to the Securities Purchase Agreement, 10X Fund, L.P. may acquire up to (a) 2,100,000 shares of the Issuer’s Series B-2 Convertible Preferred Stock, which shares are convertible into 8,400,000 shares of Common Stock, and additional warrants that may be exercised to acquire an aggregate of 25,200,000 shares of Common Stock, all of which are subject to customary adjustments.  As such, the Reporting person may be deemed to have indirect beneficial ownership of all or a portion of the securities owned by 10X Fund, L.P.

3 Based on 48,052,159 shares of Common Stock outstanding on December 31, 2008.

4 Excludes certain shares of the Issuer’s Series B-2 Convertible Preferred Stock and additional warrants to acquire Common Stock that 10X Fund, L.P. may acquire in the pursuant to the Securities Purchase Agreement, which securities may be converted or exercised for an aggregate of up to 33,600,00 shares of Common Stock.  If such securities are acquired by 10X Fund, L.P., 10X Capital Management, LLC may be deemed to have indirect beneficial ownership of all or a portion of such securities.